SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Textura Corporation

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

883211104

(CUSIP Number)

Jonathan Piurko

Northwater Capital Management Inc.

Suite 4000, Brookfield Place

TD Canada Trust Tower

161 Bay Street, P.O. Box 217

Toronto, Ontario M5J 2S1

(416) 360-2090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

David K. Boston

Danielle Scalzo

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019–6099

(212) 728–8000

April 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883211104	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS David Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,913,181*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,913,181*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,913,181*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%*
14	TYPE OF REPORTING PERSON IN

*	Based on 26,203,167 shares of Common Stock outstanding as of March 10, 2016 as set forth in the Company’s Schedule 14A filed on April 4, 2016, plus, where such beneficial ownership includes warrants, options, or restricted stock units, such number of shares of Common Stock issuable upon exercise of the warrants or options and vesting of restricted stock units included in any such beneficial ownership calculation.

SCHEDULE 13D

CUSIP No. 883211104	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Northwater Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,876,012*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,876,012*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,876,012*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%*
14	TYPE OF REPORTING PERSON CO

*	Based on 26,203,167 shares of Common Stock outstanding as of March 10, 2016 as set forth in the Company’s Schedule 14A filed on April 4, 2016, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

SCHEDULE 13D

CUSIP No. 883211104	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Northwater Capital Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,715,792*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,715,792*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,715,792*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14	TYPE OF REPORTING PERSON CO

*	Based on 26,203,167 shares of Common Stock outstanding as of March 10, 2016 as set forth in the Company’s Schedule 14A filed on April 4, 2016, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

SCHEDULE 13D

CUSIP No. 883211104	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Northwater Intellectual Property Fund L.P. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,711,413*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,711,413*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,711,413*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%*
14	TYPE OF REPORTING PERSON PN

*	Based on 26,203,167 shares of Common Stock outstanding as of March 10, 2016 as set forth in the Company’s Schedule 14A filed on April 4, 2016, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

SCHEDULE 13D

CUSIP No. 883211104	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Northwater Intellectual Property Fund L.P. 3A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,156,509*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,156,509*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,156,509*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON PN

*	Based on 26,203,167 shares of Common Stock outstanding as of March 10, 2016 as set forth in the Company’s Schedule 14A filed on April 4, 2016, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

Note to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Textura Corporation, a Delaware corporation (the “Company”), and amends the Schedule 13D filed on June 7, 2013 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on May 29, 2015 (“Amendment No. 1”, together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) filed by (i) David Patterson ( “Mr. Patterson”), an individual, (ii) Northwater Capital Inc. (“NW Capital”), a corporation established under the laws of Ontario, (iii) Northwater Capital Management Inc. (“NW Capital Management” or “Northwater”), a corporation established under the laws of Ontario, (iv) Northwater Intellectual Property Fund L.P. 1 (“NWIP Fund 1”), a limited partnership established under the laws of Delaware, and (v) Northwater Intellectual Property Fund L.P. 3A (“NWIP Fund 3A”), a limited partnership established under the laws of Delaware (each of Mr. Patterson, NW Capital, NW Capital Management, NWIP Fund 1 and NWIP Fund 3A, a “Reporting Person” and collectively, the “Reporting Persons”). The address of the Company’s principal executive offices is Textura Corporation, 1405 Lake Cook Road, Deerfield, IL 60015.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Merger Agreement

On April 28, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, OC Acquisition LLC, a Delaware limited liability company (“Parent”), Tulip Acquisition Corporation, a Delaware corporation (“Merger Sub”) and Oracle Corporation, a Delaware corporation, pursuant to which Merger Sub will make a cash tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of Common Stock at a price per share of $26.00 and after acquiring shares of Common Stock pursuant to the Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger, in each case upon the terms and subject to the conditions set forth in the Merger Agreement (the “Transaction”).

Tender and Support Agreements

Concurrently with the execution of the Merger Agreement, Parent, Merger Sub, NW Capital, NWIP Fund 1, NWIP Fund 3A, and Northwater Intellectual Property Fund L.P. 2, a Delaware limited partnership (“NWIP Fund 2” and together with NW Capital, NWIP Fund 1 and NWIP Fund 3A, the “NW Stockholders”), entered into a tender and support agreement dated April 28, 2016 (the “NW Tender and Support Agreement”). Pursuant to and subject to the terms and conditions of the NW Tender and Support Agreement, the NW Stockholders agreed to tender, and not withdraw, all outstanding shares of Common Stock beneficially owned by them, or acquired by them after such date (collectively, the “NW Shares”). In addition, pursuant to and subject to the terms and conditions of the NW Tender and Support Agreement, the NW Stockholders have agreed, among other matters, to refrain from disposing of the NW Shares and soliciting alternative acquisition proposals to the Transaction. The NW Tender and Support Agreement automatically terminates upon certain circumstances, including upon termination of the Merger Agreement.

In addition, concurrently with the execution of the Merger Agreement, Parent, Merger Sub and Mr. Patterson entered into a tender and support agreement dated April 28, 2016 (the “Patterson Tender and Support Agreement” and together with the NW Tender and Support Agreement, the “Tender and Support Agreements”). Pursuant to and subject to the terms and conditions of the Patterson Tender and Support Agreement, Mr. Patterson agreed to tender, and not withdraw, all outstanding shares of Common Stock beneficially owned by him, or acquired by him after such date, other than the NW Shares (collectively, the “Patterson Shares”). In addition, pursuant to and subject to the terms and conditions of the Patterson Tender and Support Agreement, Mr. Patterson has agreed, among other matters, to refrain from disposing of the Patterson Shares and soliciting alternative acquisition proposals to the Transaction. The Patterson Tender and Support Agreement automatically terminates upon certain circumstances, including upon termination of the Merger Agreement.

The foregoing descriptions of the Tender and Support Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Tender and Support Agreements, which are attached as Exhibit 3 and Exhibit 4 hereto and are incorporated herein by reference.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended by adding thereto the following:

Exhibit 3	Tender and Support Agreement, dated April 28, 2016, by and among OC Acquisition LLC, Tulip Acquisition Corporation, Northwater Capital Inc., Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2, and Northwater Intellectual Property Fund L.P. 3A.

Exhibit 4	Tender and Support Agreement, dated April 28, 2016, by and among OC Acquisition LLC, Tulip Acquisition Corporation and David Patterson.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2016	DAVID PATTERSON

/s/ David Patterson

Dated: April 29, 2016	NORTHWATER CAPITAL INC.

	By:	/s/ Jonathan Piurko
		Name:	Jonathan Piurko
		Title:	Managing Director

	By:	/s/ Frances Kordyback
		Name:	Frances Kordyback
		Title:	Managing Director

Dated: April 29, 2016	NORTHWATER CAPITAL MANAGEMENT INC.

	By:	/s/ Jonathan Piurko
		Name:	Jonathan Piurko
		Title:	Managing Director

	By:	/s/ Frances Kordyback
		Name:	Frances Kordyback
		Title:	Managing Director

Dated: April 29, 2016	NORTHWATER INTELLECTUAL PROPERTY FUND L.P. 1
BY: NORTHWATER IP 1 GP INC., ITS GENERAL PARTNER

	By:	/s/ Jonathan Piurko
		Name:	Jonathan Piurko
		Title:	Managing Director

	By:	/s/ Frances Kordyback
		Name:	Frances Kordyback
		Title:	Managing Director

Dated: April 29, 2016	NORTHWATER INTELLECTUAL PROPERTY FUND L.P. 3A
BY: NORTHWATER IP 3 GP INC., ITS GENERAL PARTNER

	By:	/s/ Jonathan Piurko
		Name:	Jonathan Piurko
		Title:	Managing Director

	By:	/s/ Frances Kordyback
		Name:	Frances Kordyback
		Title:	Managing Director